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12-6-02

02053110

JNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

VF 12-5-02

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SEC MAIL RECD. DEC 02 2002 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Advisors & Consultants Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

804 WEST PARK AVENUE BLDG C.
(No. and Street)

OCEAN, NEW JERSEY 07712
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK W. KINAS
(Name – *if individual, state last, first, middle name*)

80 STEINER AVENUE, NEPTUNE CITY, NJ 07753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Musumeci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Advisors & Consultants INC., as of November 27th, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

SABINE D. ROMA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES July 16 2007

Sabine D Roma

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ADVISORS & CONSULTANTS, INC.

AUDITOR'S REPORT

SEPTEMBER 30, 2002

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INDEX

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

JACK W. KINAS

CERTIFIED PUBLIC ACCOUNTANT

MEMBER OF THE
AMERICAN INSTITUTE AND
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

We have audited the accompanying statement of financial condition of Investment Advisors & Consultants, Inc. as of September 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of Investment Advisors & Consultants, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A-1, A-2 and A-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Kinas

November 20, 2002

80 STEINER AVENUE, NEPTUNE CITY, NEW JERSEY 07753 • TEL. 732-502-0400 • FAX 732-502-4884

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

MEMBER OF THE
AMERICAN INSTITUTE AND
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

In planning and performing our audit of the financial statements of Investment Advisors & Consultants, Inc. for the fiscal year ended September 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

80 STEINER AVENUE, NEPTUNE CITY, NEW JERSEY 07753 • TEL. 732-502-0400 • FAX 732-502-4884

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jack W. Kinas

November 20, 2002

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002
ASSETS

CURRENT ASSETS			
Cash	$ 222,036		
Commission Receivable	681,064		
Prepaid Expenses & Other Current Assets	19,961		
TOTAL CURRENT ASSETS			$ 923,061
FIXED ASSETS (Note 1)			
Office Equipment	197,337		
Less: Accum. Depreciation	169,880	27,457	
Leasehold Improvements	14,460		
Less: Accum. Amortization	8 ,315	6,145	
FIXED ASSETS @ NET BOOK VALUE			33,602
TOTAL ASSETS			$ 956,663

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable & Accrued Expenses	$ 27,049	
Commissions Payable	603,299	
TOTAL CURRENT LIABILITIES		$ 630,348
OTHER LIABILITIES		
Other Liabilities		- 0 -
STOCKHOLDERS' EQUITY		
Capital Stock – No Par or Stated Value Auth. 1,000 Sh., Issued & Outstanding 200 Sh.	5,800	
Retained Earnings (Exhibit "C")	320,515	
TOTAL STOCKHOLDERS' EQUITY		326,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 956,663

EXHIBIT "A"

The Accompanying Notes are an Integral Part of these Financial Statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

	AMOUNT		% TO SALES
COMMISSION INCOME		$11,234,419	100.0
COMMISSION EXPENSE - Sales	8,680,130		
- Officers	1,436,434	10,116,564	90.1
NET OPERATING INCOME BEFORE SELLING & ADMINISTRATIVE EXPENSE		1,117,855	9.9
SELLING & ADMINISTRATIVE EXPENSES			
Rent & Utilities	52,287		0.5
Telephone Expense	45,432		0.4
Auto Expenses	58,760		0.5
Depreciation Expense	31,385		0.3
Office Salary	570,613		5.2
Officers' Salary	8,450		-
Payroll Taxes	51,257		0.5
Office Supplies & Expenses	147,655		1.3
Employee Health & Life Insurance	73,602		0.7
Professional Fees	24,454		0.2
Insurance Expense	26,337		0.2
Travel & Entertainment	43,619		0.4
Advertising & Promotion	1,500		-
Miscellaneous Expenses	25,386		0.2
Licenses & Registrations	17,977		0.2
Seminars & Training	4,215		-
Dues & Subscriptions	7,872		-
TOTAL SELLING & ADMIN. EXPENSES		1,190,801	10.6
NET OPERATING LOSS		(72,946)	(0.7)
OTHER INCOME & (EXPENSES)			
Interest Income	2,973		-
Clerical Reimbursement (Note3)	93,325		-
TOTAL OTHER INCOME		96,298	0.8
NET INCOME BEFORE PROVISION FOR FEDERAL AND STATE INCOME TAX		23,352	(0.1)
PROVISION FOR FEDERAL AND STATE INCOME TAX		12,002	-
NET INCOME FOR THE YEAR		$ 11,350	-

EXHIBIT "B"

The accompanying Notes are an Integral Part
of these Financial Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISIORS & CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

	Capital Stock	Retained Earnings
BEGINNING BALANCE – October 1, 2001	$5,800	$309,165
ADD: Net Income for the Year		11,350
ENDING BALANCE - September 30, 2002	$5,800	$320,515

EXHIBIT "C"

The Accompanying Notes are an Integral Part
of these Financial Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 11,350	
Adjustments to Reconcile Net Income To Net Cash Used By Operating Activities		
Depreciation	31,385	
(Increase) Decrease in:		
Commissions Receivable	329,423	
Prepaid Expenses	48,918	
Increase (Decrease) in:		
Trade Payments & Taxes	(98,238)	
Commissions Payable	(282,919)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		39,919
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(879)	
NET CASH USED FOR INVESTING ACTIVITIES		(879)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in Installment Obligations	(35,734)	
NET CASH USED FOR FINANCING ACTIVITIES		(35,734)
NET INCREASE IN CASH		3,306
CASH AT BEGINNING OF YEAR		218,730
CASH AT END OF YEAR		222,036
SUPPLEMENTAL DISCLOSURES		
Income Taxes Paid		$ 2,981

EXHIBIT "D"

The Accompanying Notes are an Integral Part
of these Financial Statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2002

A/	Total Ownership Equity from Balance Sheet (Exhibit "A")	$326,315
B/	Add: Allowable Subordinated Liabilities	-
C/	Total Capital and Allowable Subordinated Liabilities	326,315
D/	Less: Deductions and/or Charges	54,418
E/	Net Capital Before Haircuts on Securities Positions	271,897
F/	Haircuts on Securities	-
G/	NET CAPITAL	$271,897

SCHEDULE "A-1"

INVESTMENT ADVISIORS & CONSULTANTS, INC.
RECONCILIATION OF NET CAPITAL
SEPTEMBER 30, 2002

NET CAPITAL (Form X-17A-5) Part IIA	$275,641
Add: Increase of Allowable Assets (Per Audit)	18,664
Less: Increase of Allowed Payable (Per Audit)	(22,408)
Net Capital (Accountant's Report) (Schedule "A-1")	$271,897

SCHEDULE "A-2"

The Accompanying Notes are an integral Part
of these Financial Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISORS & CONSULTANTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2002

A/	Total Liabilities (A.I.) from Balance Sheet (Exhibit "A")		$ 630,348
B/	Add:		
	1) Drafts for Immediate Credit		
	2) Market Value of Securities Borrowed for which no equivalent Value is paid or credited	-	
C/	TOTAL AGGREGATE INDEBTEDNESS		$ 630,348
D/	Percentage of Aggregate Indebtedness to Net Capital		
	$ 630,348 / 271,897 (Schedule "A-1")		231.83%

SCHEDULE "A-3"

The Accompanying Notes are an Integral Part
of these Statements